SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               Quintus Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    748798105
                                 (CUSIP Number)

                                 Marran Ogilvie
                                666 Third Avenue
                                   26th Floor
                            New York, New York 10017
                                  212) 845-7909
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 August 26, 2002
             (Date of event which requires filing of this statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of __ Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                    RCG Carpathia Master Fund, Ltd.

_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 2,382,500
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 2,382,500
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 2,382,500
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)

Approximately 5.96% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 CO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

__________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                   Ramius Securities, L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                               2,382,500
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                               2,382,500
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                               2,382,500
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)

Approximately 5.96% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 BD
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                  SPhinX Distressed (RCG Carpathia), Segregated Portfolio
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            WC
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            SPinX Distressed (RCG Carpathia), Segregated Portfolio is not a legal entity, but is a segregated account of SPinX Distressed Fund SPC, a Cayman Islands company.
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 2,382,500
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 2,382,500
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 2,382,500
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)

Approximately 5.96% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                                       OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                     Ramius Capital Group, LLC
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            OO
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                    Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 2,382,500
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 2,382,500
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 2,382,500
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)

Approximately 5.96% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                          IA
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                        C4S & Co., L.L.C.
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                                   00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________
NUMBER OF     (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,382,500
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,382,500
_____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                2,382,500
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)

Approximately 5.96% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

___________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                            Peter A. Cohen
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 2,382,500
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 2,382,500
____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 2,382,500
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)

Approximately 5.96% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                            Morgan B. Stark
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 2,382,500
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 2,382,500
____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 2,382,500
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)

Approximately 5.96% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)
_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

____________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                            Thomas W. Strauss
_____________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)    SEC USE ONLY
_____________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            00
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
_____________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 2,382,500
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 2,382,500
____________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                                 2,382,500
_____________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)

Approximately 5.96% as of the date of filing of this statement. (Based on 39,997,348 shares of Common Stock issued and outstanding as of July 31, 2000.)

_____________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                                 IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.

     This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common shares, par value $0.001 per share (the "Common Stock"), of Quintus Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 47212 Mission Falls Court, Fremont, California 94539.


Item 2.     Identity and Background.

         (a)  This statement is filed by:
                      (i) RCG Carpathia Master Fund, Ltd., a Cayman Islands company ("Carpathia"), with respect to the shares of Common Stock directly owned by it;

                      (ii) SPhinX Distressed (RCG Carpathia), Segregated Portfolio ("SPhinX"), is a segregated account of SPhinX Distressed Fund SPC (the "Fund"), a Cayman Islands company, with respect to the shares of Common Stock directly owned by it (Participants of the Fund will be making their own filing on a separate Schedule 13-D or Schedule 13-G);

                      (iii) Ramius Securities, L.L.C. ("Ramius Securities"), a Delaware limited liability company, and which is also a broker-dealer affiliated with Ramius (defined below), with respect to the shares of Common Stock directly owned by it;


                      (iv) Ramius Capital Group, LLC, a Delaware limited liability company ("Ramius"), which serves as an investment advisor of Carpathia and SPhinX, with respect to the shares of Common Stock directly owned by Carpathia, SPhinX and Ramius Securities;

                      (v) C4S & Co., L.L.C., a Delaware limited liability company ("C4S"), which serves as managing member of Ramius, with respect to the shares of Common Stock directly owned by Carpathia, SPhinX and Ramius Securities;

                      (vi) Peter A. Cohen ("Mr. Cohen"), who serves as one of the Managing Members of C4S, with respect to the shares of Common Stock directly owned by Carpathia, SPhinX and Ramius Securities;

                      (vii) Morgan B. Stark ("Mr. Stark"), who serves as one of the Managing Members of C4S, with respect to the shares of Common Stock directly owned by Carpathia, SPhinX and Ramius Securities; and

                      (viii) Thomas W. Strauss ("Mr. Strauss"), who serves as one of the Managing Members of C4S, with respect to the shares of Common Stock directly owned by Carpathia, SPhinX and Ramius Securities.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of each of Carpathia, Ramius Securities, SPhinX, Ramius, C4S, Mr. Cohen, Mr. Stark and Mr. Strauss is 666 Third Avenue, New York, New York 10017.

     (c) The principal business of Carpathia is serving as a private investment fund. SPhinX is a segregated portfolio of the Fund, an index fund which invests in various securities. The principal business of Ramius is that of an investment adviser. Ramius is investment advisor to Carpathia, and, pursuant to a Discretionary Investment Management Agreement, serves as the investment manager of SPhinX. Ramius Securities is a broker-dealer affiliated with Ramius. C4S serves as Managing Member of Ramius. Mr. Cohen, Mr. Strauss and Mr. Stark serve as co-managing members of C4S.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) Carpathia is a Cayman Islands company. SPhinX is a segregated portfolio of the Fund, a Cayman Islands company. Ramius, Ramius Securities and C4S are limited liability companies organized under the laws of the State of Delaware. Mr. Cohen, Mr. Strauss and Mr. Stark are United States citizens.


Item 3.     Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock purchased within the last sixty (60) days and directly owned by Carpathia, SPhinX and Ramius Securities, respectively, is $36,467.94, $6,377.81, and $9,110.00. The net investment cost (including commissions, if any) of the shares of Common Stock purchased by each of Carpathia and Ramius prior to the last sixty (60) days is $90,303 and $14,003, respectively. Neither Ramius, C4S, Mr. Cohen, Mr. Strauss or Mr. Stark own directly any shares of Common Stock. The shares of Common Stock purchased by Carpathia, SPhinX and Ramius Securities were purchased with working capital of those entities.


Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons was for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, each Reporting Person may pursue discussions with management to maximize long-term value for shareholders. In addition, the Reporting Persons may pursue discussions with various parties for the purpose of achieving settlement of claims brought against the Company by certain shareholders. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.


Item 5.     Interest in Securities of the Issuer.

         A. SPhinX Distressed (RCG Carpathia), Segregated Portfolio

              (a) Aggregate number of shares beneficially owned: 2,382,500

                  Percentage: 5.96% The percentages used herein and in the rest of Item 5 are calculated based upon 39,997,348 shares, which reflects the shares of Common Stock issued and outstanding as of July 31, 2002, as reflected in the Company's quarterly report for the period ended June 30, 2000 filed August 14, 2000.

              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 2,382,500
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the
                     disposition:  2,382,500

              (c) The number of shares of Common Stock acquired by
                  SPhinX is set forth in Schedule A and is incorporated by reference. SPhinX did not enter into any other transactions in the Common Stock within the last sixty days.

              (d) SPhinX is a segregated portfolio of the Fund, a Cayman Islands company, and is managed by Ramius. The Fund is an index fund which invests in various securities. Participants in the Fund will be reporting their holdings of the Common Stock under cover of a separate filing on Schedule 13-G or
                  Schedule 13-D. Ramius, the investment advisor of Carpathia, has the power to direct some of the affairs of Carpathia, including decisions respecting the disposition of the proceeds from the sale of shares of the Common Stock. Ramius Securities is a broker dealer affiliated with Ramius. C4S is the Managing Member of Ramius and in that capacity directs its operations. Mr. Cohen, Mr. Strauss and Mr. Stark are the Managing Members of C4S and in that capacity direct its operations.

              (e) Not applicable.

         B. RCG Carpathia Master Fund, Ltc.

              (a) Aggregate number of shares beneficially owned: 2,382,500

                           Percentage: 5.96%

              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 2,382,500
                  3. Sole power to dispose or direct the disposition: -0-
                  5. Shared power to dispose or direct the
                     disposition:  2,382,500

              (c) The number of shares of Common Stock acquired by Carpathia is set forth in Schedule A and is incorporated by reference. Carpathia did not enter into any other transactions in the Common Stock within the last sixty days.

              (d) Ramius, the investment advisor of Carpathia, has the power to direct some of the affairs of Carpathia, including decisions respecting the disposition of the proceeds from the sale of shares of the Common Stock. Ramius Securities is a broker dealer affiliated with Ramius. C4S is the Managing Member of Ramius and in that capacity directs its operations. Mr. Cohen, Mr. Strauss and Mr. Stark are the Managing Members of C4S and in that capacity direct its operations.

             (e)  Not applicable.

         C. Ramius Securities, L.L.C.

              (a) Aggregate number of shares beneficially owned: 2,382,500

                  Percentage: 5.96%

              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 2,382,500
                  3. Sole power to dispose or direct the disposition: -0-
                  6. Shared power to dispose or direct the
                     disposition:  2,382,500

              (c) The number of shares of Common Stock acquired by
                  Ramius Securities is set forth in Schedule A and is incorporated by reference. Ramius Securities did not enter into any other transactions in the Common Stock within the last sixty days.

              (d) Ramius Securities is a broker dealer affiliated with Ramius.
                  C4S is the Managing Member of Ramius and in that capacity directs its operations. Mr. Cohen, Mr. Strauss and Mr. Stark are the Managing Members of C4S and in that capacity direct its operations.

              (e) Not applicable.

      D. Ramius Capital Group, L.L.C.

              (a) Aggregate number of shares beneficially owned: 2,382,500
                         Percentage: 5.96%

              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 2,382,500
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the
                     disposition: 2,382,500

              (c) Ramius did not enter into any transactions in the
                  Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days on behalf of Ramius Securities, Carpathia and SPhinX, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

              (d) C4S is the Managing Member of Ramius and in that capacity directs its operations. Mr. Cohen, Mr. Strauss and Mr. Stark are the Managing Members of C4S and in that capacity direct its operations.

              (e) Not Applicable.


      E.  C4S & Co., L.L.C.

              (a) Aggregate number of shares beneficially owned: 2,382,500
                         Percentage: 5.96%

              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 2,382,500
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the
                     disposition: 2,382,500

              (c) C4S did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days on behalf of Carpathia, Ramius Securities and SPhinX, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

              (d) Mr. Cohen, Mr. Strauss and Mr. Stark are the Managing Members
                  of C4S and in that capacity direct its operations.


       F.  Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

              (a) Aggregate number of shares beneficially owned: 2,382,500
                         Percentage: 5.96%

                     (b)   1. Sole power to vote or direct vote: -0-
                           2. Shared power to vote or direct vote: 2,382,500
                           3. Sole power to dispose or direct the disposition:
                              -0-
                           4. Shared power to dispose or direct the
                              disposition: 2,382,500

              (c) Mr. Cohen, Mr. Stark and Mr. Strauss did not enter into any transactions in the Common Stock within the last sixty days. The transactions in the Common Stock within the last sixty days on behalf of Carpathia, Ramius Securities and SPhinX, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

              (d) Not Applicable.

              (e) Not Applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

      Ramius has entered into a Discretionary Investment Management Agreement relating to Securities held by SPhinX attached as Exhibit 1 hereto.

      Additionally, the Reporting Persons have entered into a Joint Acquisition Statement attached as Exhibit 2 hereto, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Item 7.     Materials to be Filed as Exhibits.

     There is filed herewith the following Exhibits:

            Exhibit 1 - Discretionary Investment Management Agreement.

            Exhibit 2 - Joint Acquisition Statement, as required
                        by Rule 13d-1(k)under the Securities
                        Exchange Act of 1934, as amended.

                                   SCHEDULE A


                            PURCHASES OF COMMON STOCK



                                            Date of
                     Purchaser              Purchase        Amount
                     ---------              --------        ------
                     Ramius Securities      Bal Fwd:      $305,500
                     Ramius Securities      07/30/02         2,000
                     Ramius Securities      08/08/02         5,000
                     Ramius Securities      08/14/02        20,000
                     Ramius Securities      08/26/02        40,000
                     Ramius Securities      08/27/02        19,000
                     Ramius Securities      08/29/02        19,000
                                                           -------

                                                          $410,500
                                                           =======


                     RCG Carpathia          Bal Fwd:    $1,467,000
                     RCG Carpathia          07/30/02         8,000
                     RCG Carpathia          08/08/02        20,000
                     RCG Carpathia          08/14/02        77,976
                     RCG Carpathia          08/26/02       155,952
                     RCG Carpathia          08/27/02        74,077
                     RCG Carpathia          08/29/02        74,077
                     RCG Carpathia          08/30/02        10,000
                                                         ---------

                                                        $1,887,082
                                                         =========


                     Sphinx Distress Fund   08/05/02       $50,000
                     Sphinx Distress Fund   08/07/02        25,000
                     Sphinx Distress Fund   08/14/02         2,024
                     Sphinx Distress Fund   08/26/02         4,048
                     Sphinx Distress Fund   08/27/02         1,923
                     Sphinx Distress Fund   08/29/02         1,923
                                                            ------

                                                           $84,918
                                                            ======

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:

RCG CARPATHIA MASTER FUND, LTD.             SphinX Distressed (RCG Carpathia),
                                            Segregated Portfolio
By: Ramius Capital Group, LLC,
    its Investment Manager                  By: Ramius Capital Group, LLC, its
                                            portfolio manager


By: /s/ Morgan B. Stark                     By: /s/ Morgan B. Stark
    ---------------------------                 ---------------------------
    Name:  Morgan B. Stark                      Name:  Morgan B. Stark
    Title: Managing Member                      Title: Managing Member


RAMIUS SECURITIES, L.L.C.                    RAMIUS CAPITAL GROUP, LLC
By: Morgan B. Stark,                         By: C4S & Co., L.L.C.,
as Authorized Person                         as Managing Member
                                             By: Morgan B. Stark,
                                             as Managing Member
/s/ Morgan B. Stark
------------------------------
                                             /s/ Morgan B. Stark
                                             ------------------------------


C4S & CO., L.L.C.                       MORGAN B. STARK
By:  Morgan B. Stark,
as Managing Member


/s/ Morgan B. Stark                    /s/ Morgan B. Stark
------------------------------         ------------------------------------

PETER A. COHEN                         THOMAS W. STRAUSS


/s/ Morgan B. Stark                    /s/ Morgan B. Stark
------------------------------         ------------------------------------

                                    EXHIBIT 1
                         MASTER PARTICIPATION AGREEMENT
                         ------------------------------

DISCRETIONARY INVESTMENT MANAGEMENT AGREEMENT made this ____ day of July 2002 between:

(1) RAMIUS CAPITAL GROUP, LLC (the "Portfolio Manager"), which is a limited liability company, whose principal place of business is 666 Third Avenue, 26th Floor New York, New York 10017; and

(2) PLUSFUNDS GROUP INC. (the "Investment Manager"), which is a corporation organized under the laws of Delaware, whose principal place of business is 6 West 18th Street New York, NY 10011.

(3) SPhinX DISTRESSED FUND SPC (the "Fund"), which is a company organized under the laws of the Cayman Islands as a segregated portfolio company, whose principal place of business is located at the office of its administrator, Derivatives Portfolio Management ("DPM"), PO Box 2199 Genesis Building- 4th Floor, Grand Cayman, BWI.


BACKGROUND

(A) The Fund has appointed PlusFunds Group Inc. to act as investment manager of the assets of the Fund pursuant to a management agreement (the "Management Agreement").

(B) The Investment Manager is entitled to appoint one or more portfolio managers pursuant to the terms of the Management Agreement to manage assets of the Fund allocated by the Investment Manager to designated series of the Fund (each, a "Portfolio Fund Series").

(C) The Investment Manager wishes to appoint the Portfolio Manager as a portfolio manager of the Fund in relation to SPhinX Distressed (RCG Carpathia) (the "Portfolio Fund Series") on the terms set out in this Agreement, which appointment the Portfolio Manager wishes to accept.


1.       SERVICES

1.1 The Portfolio Manager will act as investment manager of the Portfolio Fund Series ("the Portfolio"), and may invest, realize and reinvest all or any part of the Portfolio, at its complete discretion, in accordance with the Investment Guidelines set out in Schedule 1 ("the Investment Guidelines"), and take any such actions as may appear to the Portfolio Manager necessary or desirable, for or incidental to such purposes.

1.2 The Portfolio Manager will act as agent for the Investment Manager and will select appropriate executing brokers which it will be entitled to deal with as it thinks fit. Counterparties shall be examined by the Investment Manager for credit suitability. The Portfolio Manager may transact only with such counterparties.

1.3 The Portfolio Manager accepts no liability for any failure or delay in settlement or any other default or non-performance by the Investment Manager or brokers unless such failure, delay or default is caused by the willful default, gross negligence, or fraud of the Portfolio Manager. The Portfolio Manager will notify the Investment Manager of any failure, delay or non-performance by a broker and will provide the Investment Manager with such administrative assistance as the Investment Manager may reasonably require to resolve any matters arising as a result thereof.

1.4 The Investment Manager agrees that all transactions will be effected in accordance with the rules, regulations and customs of the relevant market or exchange, and that the Portfolio Manager may take all such steps as may be required or permitted by such rules regulations and customs.


2.       PRIME BROKER AND GLOBAL FUTURES CLEARER

2.1 All assets of the Portfolio Fund Series (including any uninvested cash) will be held by the prime broker or the global futures clearer specified in Schedule 2 (the "Settlement and Custody Agent"). The Settlement and Custody Agent will be responsible for assets held by it, including their registration and the retention of any documents of title, for settling transactions effected by the Portfolio Manager and for collecting and crediting all increments, income and accruals to the Portfolio Fund Series. The Portfolio Manager will not be responsible for the Settlement and Custody Agent or safe custody matters and will not be liable for any act or omission of the Settlement and Custody Agent. The Fund or the Investment Manager shall give the Portfolio Manager not less than 10 business days prior notice in writing of any proposed change of Settlement and Custody Agent and shall include in that notice the details required by Schedule 2 in respect of the proposed Settlement and Custody Agent. The assets shall be held by one of the custodians listed in Schedule 2.

2.2      The Investment Manager shall instruct the Settlement and Custody Agent,
         (i) to provide the Portfolio Manager with such periodic reports concerning the status of the Portfolio Fund Series, as the Portfolio Manager may reasonably request from time to time and, (ii) to promptly notify the Portfolio Manager of all corporate actions and other events affecting the assets in the Portfolio, of which the Settlement and Custody Agent has received notice. The Investment Manager shall inform the Settlement and Custody Agent that the Portfolio Manager may give instructions to the Settlement and Custody Agent, including instructions in respect of deliveries, receipts, voting rights and any other matters connected with the Portfolio Fund Series.


3.       TERMS APPLICABLE TO DEALING

3.1 The Portfolio Manager may aggregate orders for the Investment Manager with those of the Portfolio Manager's other customers. The Portfolio Manager shall follow a substantially similar execution and allocation process as it does for its other clients.

3.2 The Portfolio Manager shall reserve $100,000,000 USD in trading capacity for the Portfolio. The Portfolio Manager shall be obligated to inform Investment Manager if Portfolio Manager no longer has the above-mentioned capacity.

3.3 Subscriptions and Redemptions. The Portfolio Manager acknowledges that the Fund may add to the Portfolio Fund Series cash subscriptions on the issue of shares in the Fund (at a beginning of month basis) with approximately one week advance notice at the end of the calendar month-end. The Fund may withdraw from the Portfolio Fund Series cash or other assets to enable the Fund to meet redemptions of shares and other outgoings (as described in 3,3. (a) and 3.3 (b) below).

(a) The Investment Manager may redeem assets from the Portfolio at the end of a quarter, upon 65 days advance written notice to the Portfolio Manager, provided that the Portfolio Manager may be given 15 days advance notice in the event that the Investment Manager is required to make an unplanned redemption to the Portfolio (however, Investment Manager will make reasonable efforts to give additional notice where possible).

(b) Portfolio Manager shall be notified 15 days in advance of a rebalance. The Investment Manager will make all reasonable efforts to promptly notify the Portfolio Manager regarding an impending rebalance. The Investment Manager shall send the Portfolio Manager a redemption notice approximately 65 days in advance of a planned rebalance.


4.       LIABILITY AND UNDERTAKINGS

4.1 For the purpose of this Agreement, Affiliate means in relation to any person, any entity controlled, directly or indirectly by the person, any entity that controls, directly or indirectly, the person or any entity directly or indirectly under common control with the person. For this purpose, "control" of any entity or person means ownership of a majority of the voting power of the entity or person.

4.2 Without prejudice to Clause 11.2, no claim shall be made against the Portfolio Manager or any Affiliate or any of their respective officers, agents or employees (together with the Portfolio Manager called "Indemnified Persons") to recover any damages, losses, costs or expenses, including attorneys' fees (together called "Loss"), which the Investment Manager may suffer or incur by reason of, or arising out of, the carrying out by the Portfolio Manager or on its behalf of its obligations and services under this Agreement unless such Loss is directly attributable to the willful default, gross negligence or fraud of the Indemnified Person.

4.3 The Investment Manager represents, warrants and undertakes to the Portfolio Manager that:

(a) This Agreement has been duly authorized, executed and delivered by the Investment Manager and constitutes its valid and binding obligation, enforceable against the Investment Manager and neither the Investment Manager's entry into this Agreement nor the exercise by the Portfolio Manager of its powers under this Agreement will violate or result in any default under the Investment Manager's constituent documents, any contract or other agreement, to which the Investment Manager is a party, or any statute or rule, regulation or order of any government agency or body;

(b) The Investment Manager and the Fund each has full power under its constituent documents to engage in the trading strategies and trade on the markets and in the instruments contemplated under the Investment Guidelines and has obtained all authorizations and approvals necessary for it to do so;

(c) Any information which the Investment Manager has provided to the Portfolio Manager in relation to its status including, in particular, its residence and domicile for taxation purposes, is complete and correct and the Investment Manager agrees to provide any further information properly required by any competent authority.

4.4 The execution, delivery and performance of this Agreement by the Portfolio Manager has been duly authorized by all necessary action, and upon execution and delivery hereof, this Agreement will be a valid, binding and enforceable obligation of the Portfolio Manager.

(a) As of the date hereof, no permit, consent, approval or authorization of, or declaration to, or filing with, any governmental or regulatory authority (other than any already obtained or made) is required in connection with the execution, delivery and performance of this Agreement by the Portfolio Manager;

(b) The Portfolio Manager is not subject to a U.S. Securities and Exchange Commission ("Commission") order issued under Section 203(1) of the Advisers Act; has not been convicted within the previous ten years of any felony or misdemeanor involving conduct described in Section 203(e)(2)(A)-(D) of the Advisers Act; has not been found by the Commission to have engaged, and has not been convicted of engaging, in any of the conduct specified in paragraphs (1), (5) or (6) of Section 203(e) of the Advisers Act; and is not subject to an order, judgment or decree described in Section 203(e)(4) of the Advisers Act.

4.5 The Fund shall indemnify the Indemnified Persons against any claims which may be made against them by third parties and any costs, losses or expenses, including attorneys' fees, which any of them may incur as a result of, or in connection with the Portfolio Manager's services under this Agreement, except to the extent the same is directly attributable to willful default, gross negligence or fraud of the Indemnified Person.

4.6 The Portfolio Manager shall indemnify the Investment Manager and the Fund against any claims which may be made against it by third parties and any costs, losses or expenses, including attorneys' fees, which it may incur as a result of, or in connection with the Portfolio Manager's services under this Agreement, which claim is directly attributable to willful default, gross negligence or fraud of the Portfolio Manager.

4.7 At the signing of this Agreement, the Portfolio Manager shall provide the Investment Manager with an Authorized Signatory List concerning the person(s) authorized to sign this Agreement (see Schedule 5).

4.8 Except as expressly provided in this Agreement, or as the Portfolio Manager may be otherwise authorized, the Portfolio Manager has no authority to act for or represent the Fund or the Investment Manager and the Portfolio Manager shall not be deemed an agent, partner or employee of the Fund or the Investment Manager.


5.       INVESTMENT MANAGER INFORMATION AND TRANSACTION PROCESSING

5.1 The Portfolio Manager will report to the Fund on a daily basis by no later than 6:30 p.m. New York time all trades executed by the Portfolio Manager on that day, and by 7:00 p.m. a Portfolio Appraisal (prepared in accordance with the procedures outlined in Schedule 3 attached hereto) specifically identifying the value of positions held by the Portfolio Fund Series, by electronic communication or such other means of communication as may be agreed between the parties. DPM will promptly confirm receipt of such information to the Portfolio Manager. If requested by the Investment Manager, the Portfolio Manager will transmit trade information or Portfolio Appraisals directly to the Investment Manager.

5.2 Where in connection with its services under this Agreement, the Portfolio Manager provides to the Investment Manager or any other persons any information which consists of or is based upon information received by the Portfolio Manager from another person, the Portfolio Manager shall not be responsible for the accuracy of that information. The Portfolio Manager will not be responsible for any trading decisions made or executed on behalf of the Portfolio Fund Series in reliance on information or pursuant to instructions from the Fund or the Investment Manager.

5.3 The Portfolio Manager, on request by the Investment Manager, will provide the Investment Manager within three business days of such request with such information as the Investment Manager may reasonably require regarding estimated daily changes in the value of the Portfolio.

5.4 For month's end accounting and reports as well as for calculation of management fees and incentive allocations, the administrator shall follow the valuation guidelines set forth and described in Schedule 3 of this Agreement. The administrator shall complete the month end valuation based on verified prices 15 days after calendar month end.

5.5 The Portfolio Manager shall reconcile open positions on a daily basis with DPM as well as finalized net asset value on a monthly basis.

6.       COMPENSATION AND EXPENSES

6.1 As compensation for its services under this Agreement the Portfolio Manager shall be paid such amounts as provided in Schedule 4. The Fund shall be responsible for the payment or reimbursement to the Portfolio Manager of any commissions, transfer fees, registration fees, taxes and similar liabilities and costs (including legal fees solely pertaining to the Portfolio Fund Series' transactions) properly payable or incurred by the Portfolio Manager under this Agreement.


7.       TERMINATION

7.1 This Agreement may be terminated immediately by the Fund or by the Investment Manager upon verbal or written notice. This Agreement may be terminated by the Portfolio Manager upon 65 days written notice prior to the next redemption date subject to Clause 3.3.

7.2 This Agreement will terminate automatically upon the termination for whatever reason of the Management Agreement. The Investment Manager will forthwith notify the Portfolio Manager on such termination. Nevertheless, should the Management Agreement be terminated in connection with the transfer of the duties of the Investment Manager to another entity connected or affiliated with the Investment Manager, its principals, parent, or Directors, this Agreement will be deemed to continue, with the new entity appointed as Investment Manager to the Fund assuming all the rights and obligations hereunder.

7.3 The termination of this Agreement shall not in any way affect any accrued rights or liabilities intended to survive termination, including Clauses 4.2, 4.5, 4.6 and 6.1. The Portfolio Manager, with the cooperation of the Fund, shall complete all transactions in progress at termination. The Portfolio Manager shall be under no further obligation; provided, however, that the Portfolio Manager shall be under an obligation to answer the Investment Manager's specific questions regarding closing positions in the Portfolio Fund Series for six months after termination. The Fund may redeem any Special Fund Shares issued to the Portfolio Manager as described in Schedule 4 upon termination of this Agreement.

7.4 The Fund shall pay any additional expenses reasonably incurred by the Portfolio Manager by reason of the termination of this Agreement and any losses realized in settling or concluding outstanding obligations.

7.5 If the Fund or the Investment Manager commits a material breach of the terms of this Agreement, becomes insolvent or the subject of any winding up resolution or of any winding up order, or if any liquidator or administrator is appointed or the Fund or the Investment Manager otherwise becomes the subject of any equivalent procedures under any similar law, the Portfolio Manager reserves the right to terminate this Agreement immediately and take any such action as may reasonably be required to settle or conclude any outstanding obligations relating to the Portfolio Fund Series.

8.       NOTICES AND INSTRUCTIONS

8.1 Instructions and communications shall be given by the Fund or the Investment Manager in writing, by letter or fax (to be followed up by letter), to the Portfolio Manager at its address as stated at the head of this Agreement or at such other address or fax number as may be notified by the Portfolio Manager to the Investment Manager for the purposes of this Agreement. Such notice shall be effective upon receipt by the Portfolio Manager.

8.2 The Investment Manager shall be entitled to rely on the instructions of any person who is, a person authorized by the Portfolio Manager to act as the Investment Manager's agent for the purposes of any communication in accordance with Schedule 5. The Portfolio Manager shall not be liable for any actions taken or omitted to be taken in good faith pursuant to any communication (or any communication purporting to be such or believed to be such by the Portfolio Manager) received from the Investment Manager.

8.3 The Portfolio Manager may communicate with the Investment Manager in writing (by letter, fax followed up by letter) or by electronic communication, telephone, except when it is required to communicate in writing under this Agreement. In such case, the Portfolio Manager shall communicate with the Investment Manager at the address stated at the head of this Agreement or such other address or such fax as may be notified by the Investment Manager to the Portfolio Manager for the purposes of this Agreement.


9.       VOTING

         The Portfolio Manager shall exercise, or refrain from the exercise of, any voting or other rights attaching to investments comprised in the Portfolio Fund Series as the Portfolio Manager shall in its absolute discretion think fit, subject to any instructions given to the Portfolio Manager by the Fund, or by the Investment Manager on behalf of the Fund.


10.      PATRIOT ACT COMPLIANCE

10.1 The parties acknowledge that on or before October 24, 2002, hedge funds, private funds, commodity pool operators and commodity trading advisors may be requested to put in place anti-money laundering programs that comply with Title III of the USA Patriot Act, entitled "International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001." Accordingly, on or before October 24, 2002, Portfolio Manager shall certify in writing to comply with such rules and regulations promulgated under the USA Patriot Act that may be in force as of October 24, 2002 and that are applicable to Portfolio Manager (hereafter, the "Portfolio Manager's Certification of Compliance").

10.2 Because Portfolio Manager will be relying on the Investment Manager as an intermediary to perform investor identification procedures anticipated to be required under the USA Patriot Act, on or before October 24, 2002, the Investment Manager shall certify in writing to Portfolio Manager compliance with such rules and regulations promulgated under the USA Patriot Act as are in force as of October 24, 2002 and that are applicable to the Investment Manager (hereafter, "the Investment Manager's Certification of Compliance"). The Investment Manager's Certification of Compliance shall include, in addition to the blanket certification required by Portfolio Manager, the following representations effective as of the date that they are made, certifying on behalf of the Investment Manager that:

(a) It has adopted and implemented anti-money laundering policies, procedures and controls that comply and will continue to comply in all respects with the requirements of applicable anti-money laundering laws and regulations under the USA Patriot Act; and

(b) It strictly adheres to, and will at all times during the course of its relationship with Portfolio Manager, strictly adhere to, its anti-money laundering policies, procedures and controls.

10.3 The Investment Manager understands and agrees that Portfolio Manager refuses to manage funds by any persons or entities that are acting, whether directly or indirectly, (i) in contravention of any U.S., international or other money laundering regulations or conventions, or
         (ii) on behalf of terrorists or terrorist organizations, including those persons or entities that are included on any relevant lists maintained by the United Nations, North Atlantic Treaty Organization, Organization for Economic Cooperation and Development, Financial Action Task Force, U.S. Office of Foreign Assets Control, US. Securities & Exchange Commission, U.S. Federal Bureau of Investigation, U.S. Central Intelligence Agency, U.S Internal Revenue Service, or any country or organization, all as may be amended from time to time ("Prohibited Investments"). The Investment Manager understands and agrees that, notwithstanding anything to the contrary contained in any document (include any side letters or similar agreements), if, at any time during the term of this Agreement, the Investment Manager discovers that the account constitutes a Prohibited Investment, such investment may immediately be redeemed by Portfolio Manager, and the Investment Manager shall have no claim against any Portfolio Manager for any form of damages as a result of such forced redemption.


11.      ADDITIONAL PROVISIONS

11.1 All formal complaints should in the first instance be made in writing to the Portfolio Manager in accordance with Clause 8.

11.2 In the event of any failure, interruption or delay in performance of the Portfolio Manager's obligations under this Agreement resulting from acts, events or circumstances not reasonably within the Portfolio Manager's control, including, but not limited to, industrial disputes, acts or regulations of any governmental or supranational bodies or authorities or securities exchanges or the breakdown, failure or malfunction of any telecommunications or computer service, the Portfolio Manager shall not be liable, or have any responsibility of any kind, for any loss or damage thereby incurred or suffered by the Investment Manager or the Fund.

11.3 The parties to this Agreement will at all times keep confidential information acquired in consequence of it, except for information which they may be entitled or bound to disclose under compulsion of law, rule or regulation where requested by a third-party auditor, subpoena, regulatory agencies, where requested by DPM, where requested by Standard & Poor's ("S&P"), which maintains, compiles, calculates and publishes the S&P Hedge Fund Index (the "S&P Hedge Fund Index" or the "Index") or to their professional advisers where reasonably necessary for the performance of their professional services. It is explicitly understood that any information or recommendations supplied by Portfolio Manager to Investment Manager are to be regarded as confidential. The Portfolio Manager may also disclose such information to an Affiliate in the ordinary course of business.

11.4 In connection with the performance of services by S&P for the Portfolio Manager, S&P may receive confidential information regarding the portfolio positions of private investment funds to which the Portfolio Manager or its affiliates provide investment advice (collectively, "Confidential Information"). S&P shall hold and treat Confidential Information in confidence, and shall not, directly or indirectly, divulge, use, publish or otherwise disclose such Confidential Information to any person, firm, or corporation, other than its employees and members of the S&P Hedge Fund Index Committee with a need to know, unless (a) such Confidential Information becomes public other than as a result of a disclosure by S&P, (b) S&P is required by legal process or by operation of law to disclose any of such Confidential Information or (c) the Portfolio Manager shall consent to such disclosure in writing in advance.

11.5 The Portfolio Manager, as long as the Portfolio is included as a component of the S&P Hedge Fund Index, may describe the Portfolio's membership in the Index as of a certain date communicated to the Portfolio Manager by the Investment Manager. However, verbal and written communications from Portfolio Manager to clients, prospective clients, and other constituents may not imply the following:

(a) That S&P, by virtue of including the Portfolio as a component of the S&P Hedge Fund Index, endorses the Portfolio as a suitable, timely, or appropriate investment;

(b)      That membership in the Index is permanent; and

(c) That S&P has any direct financial interest, investment, or receives other remuneration from the Portfolio in connection with its inclusion in the S&P Hedge Fund Index.

11.6 Should it come to the attention of S&P or Investment Manager that the Portfolio Manager's literature misrepresents the Portfolio or the Manager's role in the S&P Hedge Fund Index or the Index itself, S&P shall so advise the Portfolio Manager and the Portfolio Manager shall withdraw and modify the offending material immediately.

11.7 If the Portfolio Manager chooses to describe the S&P Hedge Fund Index in marketing materials, the Portfolio Manager shall describe the Index as follows: THE S&P HEDGE FUND INDEX IS AN INDEX CONSTRUCTED TO BENCHMARK THE HEDGE FUND INDUSTRY. AS OF {MNTH/DATE/2002}, IT CONSISTS OF NINE SUB-STRATEGIES (MACRO, SPECIAL SITUATIONS, MANAGED FUTURES, EQUITY LONG/SHORT, EQUITY MARKET NEUTRAL, CONVERTIBLE ARBITRAGE, MERGER ARBITRAGE, FIXED INCOME ARBITRAGE, AND DISTRESSED) AND APPROXIMATELY 40 FUNDS. THESE FUNDS REPORT THEIR DAILY NAVS THROUGH AN ADMINISTRATOR TO STANDARD & POOR'S, WHICH IN TURN CALCULATES THE INDEX ON A DAILY BASIS.

11.8 If the Portfolio Manager chooses to describe the S&P Hedge Fund Index in marketing materials, the Portfolio Manager shall include the following disclaimer in such materials: "S&P Hedge Fund Index" is a trademark of The McGraw-Hill Companies, Inc. Inclusion of a fund in the S&P Hedge Fund Index does not constitute an endorsement of the fund by Standard & Poor's, nor does it indicate that Standard & Poor's necessarily recommends the fund for investment. Standard & Poor's does not sponsor, endorse, sell or promote any investment product based on the "S&P Hedge Fund Index."

11.9 The Portfolio Manager consents to Standard & Poor's disclosing on its web site and other promotional materials that the Portfolio is a component of the Index provided, however, that Standard & Poor will obtain the Portfolio Manager's prior consent before disclosing any information other than the name and performance of the Portfolio. The Portfolio Manager acknowledges and agrees that Standard & Poor's has editorial control over the S&P Hedge Fund Index and that Standard & Poor's retains the right at any time to remove the Portfolio Manager as a component of the Index in its sole discretion.

11.10 The Investment Manager may, at any time, examine and make copies of all letters, communications, accounts or other documents related to the management of the Portfolio in the possession or control of the Portfolio Manager, and in respect thereof, the Portfolio Manager shall, at the reasonable request of the Investment Manager:

(a) Provide the Investment Manager with copies of all information relating to the management of the Portfolio in the possession of the Portfolio Manager, and

(b) Take all reasonable steps to obtain any information relating reasonably to the Portfolio or to obtain the sight of any document in the possession of a third party.

         The Investment Manager may examine and make copies of such information subject to Provision 11.3.

11.11 Telephone conversations between the Portfolio Manager and the Investment Manager may be recorded.

11.12 No assignment (as defined in the U.S. Investment Advisers Act of 1940, as amended) of this Agreement may be made by either party without the written consent of the other party.

11.13 Any amendment proposed by either party to be made to this Agreement including its Schedules, shall be notified in writing to the other party in accordance with Clause 8 and shall take effect when mutually agreed upon in writing.

11.14 Any amendment by the Portfolio Manager to the Authorized Signatory List shall be effective upon receipt by the Investment Manager.

11.15 This Agreement shall become effective on the date of receipt by the Portfolio Manager of a copy signed by the Investment Manager, or if later the date on which the Portfolio Manager is first able to deal on behalf of the Portfolio.

11.16 This Agreement, including its Schedules (as amended from time to time) constitutes the entire agreement of the parties with respect to the management of the Portfolio, and no previous written terms or oral representations may be relied upon.

11.17 The illegality, invalidity, or unenforceability of any provision of this Agreement under the law of any jurisdiction shall not affect its legality, validity or enforceability under the law of any other jurisdiction nor the legality, validity or enforceability of any other provision.

11.18 Counterparts. This Agreement may be executed in any number of counterparts and each such counterpart shall for all purposes be deemed to be an original, such counterparts shall together constitute one and the same instrument.

11.19 Independent Contractor. For all purposes of this Agreement, the Portfolio Manager shall be an independent contractor and not an employee, agent, partner or joint venturer of the Investment Manager; nor shall anything herein be construed as making the Investment Manager a partner or co-venturer with the Portfolio Manager or any of its affiliates, except as expressly provided in this Agreement, or as Portfolio Manager may be otherwise authorized.

11.20 Third Party Beneficiary. The parties acknowledge and agree that S&P shall be a third party beneficiary with respect to those provisions in this Agreement affecting the rights or obligations of S&P.

11.21 The Fund and the Investment Manager take no responsibility to enforce Provisions 11.4, 11.5, 11.6, 11.7, 11.8 and 11.9. Furthermore, with respect to any breach by Standard & Poor's or the Portfolio Manager in respect to the aforementioned provisions, the Investment Manager and the Fund will be expressly held harmless from any damages that may result from such breach.

12.      GOVERNING LAW AND JURISDICTION

12.1 This Agreement shall be construed in accordance with and governed by the laws of the State of New York (without reference to its choice of law doctrine).

12.2 The parties hereto submit to the non-exclusive jurisdiction of the courts of the State of New York and the United States District Court located in the Borough of Manhattan in New York City. The parties hereto agrees that any claim, counterclaim, set-off or defence relating in any way to this Agreement shall be heard and determined by a court without a jury, which right to a jury trial is hereby expressly waived by the parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the respective dates specified below.

PLUSFUNDS GROUP INC.                              RAMIUS CAPITAL GROUP, LLC

By: ____________________________                  By: __________________________
    Name: ______________________                      Name: ____________________
    Title: _______________________                    Title: ___________________


SPHINX DISTRESSED FUND

By: ____________________________
    Name: ______________________
    Title: _______________________

                                   Schedule 1

                              INVESTMENT GUIDELINES

1.       INVESTMENT PROGRAM /STRATEGY

         The Portfolio Manager shall use a substantially similar investment approach as it does for the RCG Carpathia Overseas Fund, Ltd. on a day-to-day basis.

2.       CURRENCY OF PORTFOLIO

         The reference currency for the Portfolio is US Dollars.



                     {Rest of Page Intentionally Left Blank}

                                   Schedule 2

                          SETTLEMENT AND CUSTODY AGENT

The Settlement and Custody Agent for this account will be:

            Name:          Bear, Steams & Co., Inc.

            Address:       One Metrotech Center
                           Brooklyn, NY 11201-3859

            Telephone:     347-643-2898

            Fax No.:       347-643-4695

                                   Schedule 3

                                VALUATION REPORT

DAILY INDICATIVE PRICING POLICY AND VALUATION

     1.  PRICE SOURCE
              a. Market prices from Bloomberg, Reuters or any other agreed source will be used if available and carry accurate prices.
              b. In the case of assets not readily priced by Bloomberg or Reuters, Portfolio Managers will provide DPM with indicative prices and/or valuation.
              c. The Portfolio Manager will be allowed to override any market prices.
              d. Valuation models to be used by the Portfolio Manager on a daily basis must be verified by the Valuation and Pricing Committee.
              e. A price override is not a guarantee that the price will be applied as provided. Refer to 'Incorporation of Prices in Valuation' for more details.

     2.  PRICE COLLECTION
              a. Market prices from Bloomberg, Reuters or any other agreed source will be collected directly by DPM.
              b. For the collection of dealers' prices, inputs to pricing algorithms or price overrides, the Portfolio Manager will provide DPM with daily pricing-portfolio valuation files.
              c. Under exceptional circumstances DPM may reject a price and either it may determine directly a fair price from an alternate source or request the Portfolio Manager to collect a new price quote from an alternate source.

     3.  INCORPORATION OF PRICES IN THE VALUATION
              a. When no special algorithm has been used to calculate the value of a position. prices will generally be incorporated in the portfolio valuation as follows:
                    i. The last sale price will be applied to each position in a very liquid security (e.g. exchange traded equity), when the price is available and is accurate in Bloomberg or Reuters.
                    ii. In the case of less liquid securities, e.g. options and in some circumstances equity, the following logic will be applied when the prices are available and are accurate in Bloomberg or Reuters:
                            a. The closing price's bid side will be applied if the Portfolio Manager holds a long position in the respective security
                            b. The closing price's ask side will be applied if the Portfolio Manager holds a short position in the respective security
                    iii. The daily settlement price will be applied to each
                         future's position when the price is available and is accurate in Bloomberg or Reuters.
                    iv. Other assets will be valued on a fair price basis and following acceptable market practices. The Valuation and Pricing Committee will define concrete guidelines for DPM to follow for daily pricing.

                    v. If more than one price is provided for an asset held under multiple portfolios, DPM will apply the average of all prices.

                    vi. Conforming to the Valuation and Pricing Committee guidelines DPM may decide to drop a quote or add a quote in the process of determining a fair price.

                    vii. Under exceptional circumstances and following Valuation and Pricing Committee guidelines, DPM may judge it necessary not to use any of the above listed approaches. Under these circumstances DPM will determine a fair price together with the Portfolio Manager following any available guidelines provided by the Valuation and Pricing Committee.

                    viii. In the case that DPM cannot come to a price agreement with a Portfolio Manager, the Valuation and Pricing Committee will make the determination of a fair price.

              b. When a special algorithm is used the resulting value (if a single value) will be applied.

     4.  PRICE UNIQUENESS
         Only one price per asset will be accepted on a daily basis. If multiple portfolio managers provide different prices for a common asset, DPM will take the average price as describe above.

     5.  PRICE REPORTING PERIODICITY
              a. Prices will be collected daily by 7:00 PM. The Portfolio Manager who requires to report prices or wishes to override market prices will deliver the required pricing/portfolio files by 7:00 PM every weekday.

     6.  PORTFOLIO VALUATION
              a. Each valuation shall take into account the value of all investments, including accrued income in the Portfolio on a trade-date basis.
              b. Securities will be marked to market or valued following the guidelines described above.
              c. Accrued interest will be calculated on both a cash and interest bearing securities up to and including valuation date except where a trade has not yet settled. In this instance accrued interest will be to settlement date.


MONTH END (VERIFIED) PRICING POLICY AND VALUATION

     1.  PRICE SOURCE
              a. Market prices from Bloomberg, Reuters or any other agreed source will be used if available and carry accurate prices.
              b. Dealers' prices will be used if no market price is available or the market price is determined inaccurate. Pricing dealers will be agreed in advance.

              c. Market accepted valuation models will be used to determine the fair price of other less liquid assets. The input to these models must be information available from sources listed under
                  a. and b. The Valuation and Pricing Committee will verify the use of the market accepted valuation model.
              d. Proprietary models to determine the fair price of an asset will be allowed under exceptional circumstances. In any case, input to these models must be information available from sources listed under a. and b. The Valuation and Pricing Committee will verify the use of the proprietary valuation model.
              e. Other external pricing sources will be allowed under exceptional circumstances, one of which is pricing of private equity.
              f. Cost basis will be allowed under exceptional circumstances, one of which is a newly opened position in private equity.

     2.  PRICE COLLECTION
              a. Market prices from Bloomberg, Reuters or any other agreed source will be collected directly by DPM. Refer to b.
                  below for further details on procedures to follow by the Portfolio Manager to review these prices.
              b. For the collection of dealers' prices or inputs to pricing algorithms the following approach will be followed:
                     i. DPM will report to the Portfolio Manager on the second day after calendar month end all corresponding month end positions. DPM will classify positions according to the expected pricing source. The Portfolio Manager will approach dealers for those assets not priced by Bloomberg or Reuters. In addition, the Portfolio Manager will review the prices reported by Bloomberg and Reuters as stated in the report. The Portfolio Manager will instruct each pricing source dealer to send prices directly to DPM.
                     ii.    DPM will receive prices from dealers.
                     iii. The Portfolio Manager will send DPM a report with all collected prices and valuations. The Portfolio Manager will identify all prices' sources in the report. DPM will verify the reported prices against those received directly from the dealers. DPM will also verify the final valuations. DPM may contact dealers directly to verify prices not reported by a dealer but reflected in the Portfolio Manager's valuation report.
              c. Under exceptional circumstances DPM may reject a price and either it may determine directly a fair price from an alternate source or request the Portfolio Manager to collect a new price quote from an alternate source.
              d. For other external pricing sources, e.g. to value private equity, reports will be provided directly to DPM.

     3.  INCORPORATION OF PRICES IN THE VALUATION
              a. When no special algorithm has been used to calculate the value of a position, prices will generally be incorporated in the portfolio valuation as follows:

                     i. The last sale price will be applied to each position in a very liquid security (e.g. exchange traded equity), when the price is available and is accurate in Bloomberg or Reuters.
                     ii. In the case of less liquid securities, e.g. options and in some circumstances equity, the following logic will be applied. The logic is valid only when the prices are available and are accurate in Bloomberg or Reuters:
                            a. The closing price's bid side will be applied if the Portfolio Manager holds a long position in the respective security
                            b. The closing price's ask side will be applied if the Portfolio Manager holds a short position in the respective security
                     iii. The daily settlement price will be applied to each future's position when the price is available and is accurate in Bloomberg or Reuters.
                     iv. Other assets will be valued on a fair price basis and following acceptable market practices, including market acceptable valuation models previously verified by the Valuation and Pricing Committee, DPM will verify the final price to be applied in the valuation of a portfolio.
                     v. If more than one price is provided for an asset held under multiple portfolios, DPM will apply the average of all prices.
                     vi. Conforming to the Valuation and Pricing Committee guidelines DPM may decide to drop a quote or add a quote in the process of determining a fair price.
                     vii. Under exceptional circumstances DPM following the Valuation and Pricing Committee guidelines may judge it necessary not to use any of the above listed approaches. Under these circumstances DPM will determine a fair price together with the Portfolio Manager following any available guidelines provided by the Valuation and Pricing Committee.
                     viii. In the case that DPM cannot come to a price agreement with a Portfolio Manager, the Valuation and Pricing Committee will make the determination of a fair price.
              b. When a special algorithm is used, DPM will verify that the resulting price is accurate based on the inputs provided by market sources or dealers.

     4.  PRICE UNIQUENESS
     Only one price per asset will be accepted at month end finalization. If multiple portfolio managers provide different prices for a common asset, DPM will take the average price as describe above.

     5.  VERIFIED PRICE PERIODICITY
              a. The majority of assets will have verified prices collected once a month.
              b. Price collection periodicity for some assets like private equity and some distressed securities will be determined on a case-by-case basis. All assets of this type will be valued at least once year.

     6.  PORTFOLIO VALUATION
              a. Each valuation shall take into account the value of all investments, including accrued income and uninvested cash in the Portfolio on a trade-date basis.
              b. Securities will be marked to market or valued following the guidelines described above.
              c. Accrued interest will be calculated on both a cash and interest bearing securities up to and including valuation date except where a trade has not yet settled. In this instance accrued interest will be to settlement date.

                                   Schedule 4

                          FEES AND INCENTIVE ALLOCATION

1. As used in this Agreement, the following terms are hereby defined. Net Trading Gain is equal to the change in unrealized profit or loss (net of all accrued brokerage costs) during the period, plus the realized profit or loss on positions closed during the period (net of all brokerage costs), less any accrued interest on unutilized cash (not including any cash balances used as collateral) in the prime broker's managed account, minus expenses for the period (excluding incentive allocation, management fee and fund administration fee), less the period-to-period loss carryforward, if any. Unrealized profit or loss is calculated using prices as determined following the pricing policies described in Schedule
       3. In the event that capital is withdrawn by the Investment Manager at the end of any period, the loss carryforward for the period shall be pro-rata reduced by the ratio of that capital withdrawal to the previous notional amount.

2. As compensation for the services to be rendered by the Portfolio Manager pursuant to this Agreement, and for so long as this Agreement is in force and effect, the Fund shall pay to the Portfolio Manager a monthly management fee, and an annual incentive allocation. In addition an administrative fee will be allocated to the Portfolio for services provided by DPM. The management fee and incentive allocation shall be calculated as follows:

       (i) Management Fee. The Management Fee shall consist of .0833% of the month-end gross asset value of the Portfolio, based on month end equity including all profit and loss and excluding the impact of incentive allocation and administrative fees.
       (ii) Incentive Allocation. The Portfolio Manager (or, with the approval of the Investment Manager, an Affiliate of the Portfolio Manager) has subscribed for special shares in the Fund (the "Special Fund Shares") entitling the holder to receive an Incentive Allocation for investment management services that shall consist of 20% of the Net Trading Gain minus the management fee. The Fund shall approve the Incentive Allocation.
       (iii) Payment of Fees. The management fee is payable monthly in arrears by the later of 30 days after the end of the month in which it was earned or 15 days after the administrator, on behalf of the Portfolio Fund Series, has calculated the fees. The incentive allocation is payable annually in arrears by the later of 30 days after the end of the period for which it was earned, or 15 days after the administrator, on behalf of the Portfolio Fund Series, has calculated the allocation due. Management fees and incentive allocations are based on the month end verified value of the Portfolio Fund Series' assets.
       (iv) Administrative Fees. Investment Manager shall allocate to Fund a percentage of the Fund administrative fees charged by DPM to Investment Manager. The fees shall be calculated based upon the assets in the Portfolio as a percentage of the total assets under management in the Fund.

                                   Schedule 5

                            AUTHORIZED SIGNATORY LIST

Valid signatures of officers, directors, employees or agents of the Portfolio Manager who are authorized to take action with respect to the Portfolio Fund
Series:


                                                               Indicate if
                                                               Single signature
Name                      Title            Signature           is not sufficient













Effective Date:________________________________________________

                                                                       EXHIBIT A

                            PARTICIPATION CERTIFICATE

                                                              New York, New York
$______________________                                       ____________,20___

           Reference is hereby made to the Master Participation Agreement dated [___________], 2002 (the "MASTER PARTICIPATION AGREEMENT"), between RCG Carpathia Master Fund, Ltd. (the "SELLER") and [_______________________] (the "PARTICIPANT"). Capitalized terms used herein but not defined herein shall have the meanings that are assigned to them in the Master Participation Agreement. Pursuant to the Master Participation Agreement, the Seller has sold to the Participant (subject to the receipt of funds in the amount of the Participation in accordance with the provisions of the Master Participation Agreement), and the Participant has purchased from the Seller (and forwarded to the Seller funds in the amount of the Participation in accordance with the terms of the Master Participation Agreement), an undivided participation interest (the "PARTICIPATION") with the following terms:

                  SUBJECT CREDIT ENTITY:    ________________________

                  PARTICIPANT'S PRO RATA SHARE:  ____%

                  PRINCIPAL AMOUNT (IF APPLICABLE):  $___________________.

                      AMOUNT OF PARTICIPATION (IF APPLICABLE): $_______________.

                  PARTICIPATED FEES: Participant's pro rata share of all fees and other amounts which are due and payable from and after the date hereof.

                  DOCUMENTATION (IF APPLICABLE): ______________________________.

                  PARTICIPANT'S ACCOUNT:




                  ADDITIONAL OR REVISED TERMS AND CONDITIONS:

           IN WITNESS WHEREOF, the parties hereto have executed this Participation Certificate by their duly authorized officers as of the date above first written.

                                    RCG CARPATHIA MASTER FUND, LTD.

                                    By:   Ramius Capital Group, LLC,
                                          its Investment Manager


                                          By:______________________________
                                             Name:
                                             Title:


                                    SphinX Distressed (RCG Carpathia),
                                    Segregated Portfolio

                                    By: Ramius Capital Group, LLC, its
                                    portfolio manager


                                    By: _______________________________
                                        Name:

                                    EXHIBIT 2

                           JOINT ACQUISITION STATEMENT
                            PURSUANT TO RULE 13D-1(k)


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  September __, 2002

RCG CARPATHIA MASTER FUND, LTD.           SphinX Distressed (RCG Carpathia),
                                          Segregated Portfolio

By: Ramius Capital Group, LLC,            By: Ramius Capital Group, LLC, its
    its Investment Manager                portfolio manager


By: _______________________________       By: _______________________________
    Name:                                     Name:
    Title:                                    Title:

RAMIUS SECURITIES, L.L.C.                 RAMIUS CAPITAL GROUP, LLC
By: Morgan B. Stark,                      By: C4S & Co., L.L.C.,
as Authorized Person                      as Managing Member
                                          By: Morgan B. Stark,
                                          as Managing Member
/s/________________________

                                          /s/________________________


C4S & CO., L.L.C.                       MORGAN B. STARK
By:  Morgan B. Stark,
as Managing Member


/s/________________________            /s/________________________


PETER A. COHEN                         THOMAS W. STRAUSS


/s/________________________            /s/________________________